MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

    Santiago, June 26, 2025

Mrs.
Solange Bernstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O'Higgins 1449
Present

Ref.: Communicates MATERIAL FACT
_____________________________
To Whom It May Concern:

In accordance with Article 9 and second paragraph of Article 10 of Law No. 18,045 and with General Rule No. 30, duly authorized for this purpose, I inform you of the following Material Fact with respect to LATAM Airlines Group S.A. ("LATAM" or the "Company"):

On this date, the Company has agreed to offer in the international markets, secured notes for US$800 million, at an annual interest rate of 7.625% maturing in 2031 (the "2031 Notes"), in reliance on Rule 144-A and Regulation S of the Securities and Exchange Commission of the United States of America, under the Securities Act of 1933, of the United States of America (the "U.S. Securities Act").

The proceeds obtained from the 2031 Notes, will be used for the payment and extinguishment of LATAM's obligations under the notes for a total amount of US$700 million, which have a scheduled maturity date in 2029 (the “2029 Notes”) and a coupon of 13.375%, and were issued as part of the Company's Chapter 11 Proceeding exit financing (the "Exit Financing"). In this context, the 2029 Notes issued in the Exit Financing will be cancelled and certain collateral documents will be amended to implement the foregoing.
As a consequence of the foregoing, and in accordance with Circular N° 988 dated January 16, 1991, issued by your Commission, the Company estimates annual savings in interest payments of approximately US$33 million and a one-time impact on the Company’s Income Statement of approximately US$104 million during the third quarter of the current year.

The 2031 Notes will essentially be secured and share the same collateral package currently contemplated under the Exit Financing and under the notes with a scheduled maturity date in 2030, issued in October 2024. Of such collateral, that which was granted in the context of the Exit Financing over assets related to the cargo business and other collateral associated with said business are expected to be released, considering that we anticipate that conditions necessary for such release would be met, as previously disclosed in the Material Fact dated October 1, 2024.

The 2031 Notes will be sold to qualified institutional buyers in the United States in accordance with US Securities Law and have not been registered under the Securities Act or the securities laws of any state or other jurisdiction.

Without further particular, yours sincerely,

Ricardo Bottas Dourado Dos Santos.
Chief Financial Officer
LATAM Airlines Group S.A.

Dc.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange

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